Mail Stop 4561

October 10, 2006

By U.S. Mail and Facsimile to (561) 981-1089

Mr. Alan B. Levin
Interim Chief Financial Officer
vFinance, Inc.
3010 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re: vFinance, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11454**

Dear Mr. Levin:

We have reviewed your response dated August 7, 2006, and have the following additional comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2: Significant Accounting Policies and Other Matters

Investments, page F-8

1. Please refer to prior comment 6. Your response states that due to the absence of trades you have assumed a zero fair value for some of your trading securities. We believe the absence of "active and frequent buying and selling" challenges the appropriateness of your classification of these securities as trading securities with the changes in fair value reflected in your net income. Please revise your

financial statements to reflect these investments as available for sale securities, and please disclose how you determined the presumption of zero fair value is consistent with the guidance of Concept Statement 7. Refer to paragraph 12 of SFAS 115.

Intangible Asset, page F-10

2. Please refer to prior comment 9. We believe that the determination that "there was no brand equity associated with EquityStation" would be a circumstance which would indicate that the carrying amount of other intangibles may not be recoverable and would warrant the performance of an impairment analysis. Please revise to disclose the procedures utilized to determine the accuracy of the valuation of the amount assigned to customer relationships, how the useful life was determined, and how you have evaluated this asset for impairment.

Note 7: Shareholders' Equity, page F-16

3. Please refer to prior comment 14. Given that the value of the beneficial conversion feature exceeded the proceeds, we believe that the entire amount should have been allocated to the beneficial conversion feature. Additionally, we believe the guidance of APB 21 is not applicable due to the fact that the value of the beneficial conversion represents interest expense under paragraph 9 of EITF 98-5 and should be recognized based on the guidance set forth therein. Please restate your financial statements to reflect the immediate recognition of the beneficial conversion feature at the commitment date.

4. Please refer to prior comment 15. Your response does not address the comment which was raised. Please revise to disclose how you considered the need to recognize an additional amount of beneficial conversion feature due to the reduction in the conversion rate.

Note 8: Debt, page F-20

5. Please refer to prior comment 16. We continue to believe that the agreement entered into with NFS represents a modification of the debt agreement with UBS Securities. Accordingly, please provide us your analysis of the original debt agreement and the replacement debt agreement under EITF 96-19 to support the appropriateness of the gain recognition. In order to facilitate our understanding of this arrangement, please provide us executed copies of the related legal documents.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. You may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant